                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                             MEDICAL RESOURCE, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    58461Q102
                                 (CUSIP Number)


                                  MARK E. DUNN
                            ASSISTANT VICE PRESIDENT
                      AEGON USA INVESTMENT MANAGEMENT, INC.
                              4333 EDGEWOOD ROAD NE
                            CEDAR RAPIDS, IOWA 52499
                                 (319) 398-8689

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                FEBRUARY 26, 2001
             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58461Q102                   13D                    PAGE 2 OF 11 PAGES



--------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AEGON USA Investment Management, Inc.
            42-1333264
--------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                           (b) [X]
--------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Iowa
--------------------------------------------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF                    -0-
         SHARES           ------------------------------------------------------------------------------------------
      BENEFICIALLY        8         SHARED VOTING POWER
        OWNED BY                    -0-
          EACH            ------------------------------------------------------------------------------------------
       REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON                     -0-
          WITH            ------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            None, except through its affiliated companies, AUSA Life Insurance Company, Inc. and Life Investors
            Insurance Company of America
--------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [X]
--------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            See response in Row 11
--------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IA
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58461Q102                   13D                    PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Life Investors Insurance Company of America
            42-0191090
--------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                           (b) [X]
--------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Iowa
--------------------------------------------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF                    375,848
         SHARES          -------------------------------------------------------------------------------------------
      BENEFICIALLY        8         SHARED VOTING POWER
        OWNED BY                    -0-
          EACH           -------------------------------------------------------------------------------------------
       REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON                     375,848
          WITH           -------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            375,848
--------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [X]
--------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.84%
--------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IV
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58461Q102                   13D                    PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AUSA Life Insurance Company, Inc.
            36-6071399
--------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                           (b) [X]
--------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
--------------------------------------------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF                    219,244
         SHARES           ------------------------------------------------------------------------------------------
      BENEFICIALLY        8         SHARED VOTING POWER
        OWNED BY                    -0-
          EACH            ------------------------------------------------------------------------------------------
       REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON                     219,244
          WITH            ------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            219,244
--------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [X]
--------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.99%
--------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IV
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 58461Q102                   13D                    PAGE 5 OF 11 PAGES

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value ("Shares"), of Medical Resources, Inc., a Delaware corporation ("MRI"), with principal executive offices at 155 State Street, Hackensack, NJ 07601.

ITEM 2.  IDENTIFY AND BACKGROUND.

         The persons filing this statement are AEGON USA Investment Management, Inc., an Iowa corporation ("AUIM"), and its affiliated investment advisor clients, AUSA Insurance Company, Inc., a New York corporation ("AUSA") and Life Investors Insurance Company of America, an Iowa corporation ("LICCA"). AUIM, AUSA and LIICA are the "Reporting Persons."

         AUIM's principal business is as an investment adviser and AUSA and LIICA's principal business is financial services and life insurance. The principal office and business address for AUIM and LIICA is located at 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-5335, and the principal office and business office for AUSA is 4 Manhattanville Road, Purchase, New York 10577. AUSA and LIICA are wholly-owned subsidiaries of First AUSA Life Insurance Company, a Maryland Corporation ("First AUSA"); First AUSA is a wholly-owned subsidiary of Transamerica Holding Company, a Delaware Corporation ("Transamerica"); Transamerica is a wholly-owned subsidiary of AEGON USA, Inc., an Iowa corporation; and AEGON USA, Inc. is a wholly owned subsidiary of AEGON N.V., a Netherlands corporation. AUIM is a wholly-owned subsidiary of AUSA Holding Company, a Maryland corporation, and AUSA Holding Company is a wholly owned subsidiary of Transamerica.


         The name, residence or business address and principal occupation or employment of each of the executive officers and directors of AUIM, AUSA and LIICA are set forth in Attachment A, B and C, respectively. Except as otherwise noted in Attachments A, B or C, each is a citizen of the United States of America and neither the Reporting Persons no any such person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transaction reported herein is the cancellation of $9,134,615 in principal amount of senior notes held by the Reporting Person in exchange for Shares as a result of the consummation of MRI's Third Amended Joint Plan of Reorganization dated November 6, 2000 and confirmed by the Bankruptcy Court of the Southern District of New York (the "Plan") The senior notes held by the Reporting Person were a part of a class of $75,000,000 in aggregate principal amount of senior notes (the "Senior Notes") all of which were cancelled under the Plan in exchange for Shares.

CUSIP NO. 58461Q102                   13D                    PAGE 6 OF 11 PAGES

ITEM 4.  PURPOSE OF TRANSACTION.

         The transaction requiring the filing of this statement is described in
Item 3 above.

         The Reporting Person currently intends to seek to dispose of its Shares in one or more privately negotiated sales or through a corporate merger or reorganization. Given MRI's business, prospects and financial condition and the market for Shares, an acceptable offer may not be received by the Reporting Person, in which event the Reporting Person may continue to hold its Shares for investment. The Reporting Person may be compelled, pursuant to the Stockholders Agreement described in Item 6, to vote its Shares in favor of and/or to dispose of its Shares in a sale or corporate transaction in certain circumstances. The Reporting Person has not received an offer for its Shares which it currently intends to accept nor is the Reporting Person aware of any proposed transaction which would require it to dispose of its Shares.

         Upon consummation of the Plan the Board of Directors of MRI was reconstituted with seven members, six of whom were selected by the holders of the Senior Notes as a class (collectively with the Reporting Person, the "Former Holders") and one of whom was selected by DVI Financial Services, Inc. ("DVI"), another creditor of MRI. Pursuant to the Stockholders Agreement and the Voting Agreement, also described in Item 6, the Reporting Person has agreed to vote its Shares to maintain such Board composition. The Reporting Person has been made aware that Richard Teller and Mark Dunn, two of the directors selected by the Former Holders, have resigned from the Board and that the Board has voted to fill one of the resulting vacancies with Jeffrey Pollock, a person nominated by the remaining members of the Board originally nominated by the Former Holders.

         The Reporting Person has been advised that as a result of the consummation of the Plan, MRI has filed a Form 15 to deregister the Shares. If such deregistration is effective, the Reporting Person does not intend to file any amendments to update any of the information contained in this Schedule 13D.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of MRI, or the disposition of securities of MRI;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MRI or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of MRI or any of its subsidiaries;

         (d) Any change in the present board of directors or management of MRI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of MRI;

         (f) Any other material change in MRI's business or corporate structure;

CUSIP NO. 58461Q102                   13D                    PAGE 7 OF 11 PAGES

         (g) Changes in MRI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MRI by any person;

         (h) Causing a class of securities of MRI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of MRI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons have beneficial ownership of 595,092 Shares. Based upon the 5,491,961 Shares the Reporting Person understand to be presently outstanding, this beneficial ownership would constitute approximately 10.83% of the Shares. AUIM has sole power to vote or to direct the disposition of all such Shares.

         As a result of the Stockholders Agreement and the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of an additional 4,781,937 Shares owned or receivable by the other parties to the Voting Agreement and the Stockholders Agreement. The Reporting Person disclaims beneficial ownership of these other Shares.

         (b) Other than as may be described in Item 3, no transactions in Shares have been effected during the past sixty days by the Reporting Person.

         (c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the transactions described in Item 3, the Reporting Person entered into a Voting Agreement with MRI, the other Former Holders and DVI and a Stockholders Agreement with MRI, the other Former Holders, DVI and Geoffrey Whynot ("Whynot") and Christopher Joyce ("Joyce"), the current Co-Chief Executives of MRI. The descriptions below of these agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 1 and 2 to this Schedule and which are incorporated herein by reference.

         The Voting Agreement provides that until the occurrence of certain events the Former Holders and DVI will vote to elect from time to time one nominee selected by DVI to MRI's Board of Directors and six nominees selected by a majority of the Former Holders. Pursuant to the Voting Agreement MRI has agreed to provide the Former Holders and DVI with certain rights, including the right to receive certain information relating to MRI and preemptive rights on future securities issuances.

         The Stockholders Agreement provides that until the occurrence of certain events each of

CUSIP NO. 58461Q102                   13D                    PAGE 8 OF 11 PAGES


Joyce and Whynot will also vote their Shares from time to time in favor of six nominees to MRI's Board of Directors selected by a majority of the Former Holders and that each of the Former Holders, Joyce and Whynot will vote their Shares as directed from time to time by a majority of the Former Holders on a number of significant corporate issues. The Stockholder Agreement also provides that each of Joyce, Whynot and the Former Holders will be entitled to participate in any sale of Shares entered into by Former Holders owning at least 40% of the issued and outstanding Shares and if such sale is of at least 50% of the issued and outstanding Shares, will participate in such sale if so requested and certain conditions are met. Pursuant to the Stockholders Agreement MRI granted to the Former Holders two demand registration rights and granted to DVI, Joyce, Whynot and the Former Holders the right to piggyback on registrations of securities effected by MRI on its own behalf or for other holders of securities.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this statement:

         (a) Joint Filing Agreement

         (b) Voting Agreement

         (c) Stockholders Agreement

CUSIP NO. 58461Q102                   13D                    PAGE 9 OF 11 PAGES


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 12, 2001




                                    AEGON USA Investment Management, Inc.


                                    By: /s/ Mark E. Dunn
                                       ---------------------------------------
                                            Name:
                                            Title:


                                    AUSA Life Insurance Company, Inc.


                                    By: /s/ Mark E. Dunn
                                       ---------------------------------------
                                            Name:
                                            Title:


                                    Life Investors Insurance Company of America


                                    By: /s/ Mark E. Dunn
                                       ---------------------------------------
                                            Name:
                                            Title:

CUSIP NO. 58461Q102                   13D                    PAGE 10 OF 11 PAGES


                                  EXHIBIT INDEX

              Exhibit                                              Page
              -------                                              ----
1.  Joint Filing Agreement

2.  Voting Agreement

3.  Stockholders Agreement